

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 2, 2016

Derek S. Reiners
Chief Financial Officer
OneOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

> **Re: ONEOK, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Responses dated December 3, 2015 and January 5, 2016**
> **File No. 001-13643**
>
> **ONEOK Partners, L.P.**
> **Form 10-K for the year ended December 31, 2014**
> **Responses dated December 3, 2015 and January 5, 2016**
> **File No. 001-12202**

Dear Mr. Reiners:

　　　We have reviewed your December 3, 2015 and January 5, 2016 responses to our comment letters and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to this comment, we may have additional comments.

ONEOK, Inc.

Form 10-K for the year ended December 31, 2014

Financial Statements and Supplementary Data

Consolidated Statements of Income, page 78

1. We note your response dated December 3, 2015, as well as the additional analysis of gross versus net revenue reporting filed on January 5, 2016. We have the following comments.

- Please clearly disclose within Note A – Summary of Significant Accounting Policies the types of costs that you classify in the line item "Cost of sales and fuel" and the types of costs that you classify in the line item "Operations and maintenance."

- It appears from your prior responses that certain expenses that would typically be allocated, in part, to cost of products or cost of services in accordance with Rule 5-03 of Regulation S-X have been excluded from the subtotal "Net margin" on the face of your income statements. Please tell us how you determined presentation of this subtotal is appropriate, including how you considered whether this is a non-GAAP measure and how you considered the applicability of SAB Topic 11:B. Also tell us whether your presentation conforms to predominant industry practice.

- We note that your analysis of results of operations for the Natural Gas Gathering and Processing segment indicates that a material driver of changes in this segment's net margin in both 2013 and 2014 was changes in contract mix. In future filings, please disclose a more detailed explanation of how the mix of contracts changed and how this change impacted your net margin. A more detailed explanation of this segment's POP with fee contracts elsewhere in your filing may provide greater transparency when explaining how the contract mix affects this segment's profitability.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products